UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

(Mark One)

☑	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [FEE REQUIRED] For the fiscal year ended December 31, 2004

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED] For the transition period from ___to ___

Commission file number: 001-14460

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:

Agrium U.S. Retail 401(k) Savings Plan
4582 S. Ulster St., Suite 1700
Denver, CO 80237

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

Agrium Inc.

13131 Lake Fraser Dr. S.E.
Calgary, Alberta
Canada T2J 7E8
(403) 225-7000

AGRIUM U.S.
RETAIL 401(k) SAVINGS PLAN

FINANCIAL STATEMENTS AND SUPPLEMENTAL SCHEDULE

December 31, 2004 and 2003
(With Report of Independent Registered Public Accounting Firm Thereon)

AGRIUM U.S.
RETAIL 401(k) SAVINGS PLAN
December 31, 2004, and 2003

Report of Independent Registered Public Accounting Firm

U.S. Pension Committee
Agrium U.S., Inc.
Agrium U.S. Retail 401(k) Savings Plan:

We have audited the accompanying statements of net assets available for plan benefits of the Agrium U.S. Retail 401(k) Savings Plan (the Plan) as of December 31, 2004 and 2003, and the related statement of changes in net assets available for plan benefits for the year ended December 31, 2004. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly in all material respects, the net assets available for plan benefits of the Agrium U.S. Retail 401(k) Savings Plan as of December 31, 2004 and 2003, and the changes in net assets available for plan benefits for the year ended December 31, 2004 in conformity with accounting principles generally accepted in the United States.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets held at end of year as of December 31, 2004 is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in the audit of the 2004 basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ Gordon, Hughes & Banks, LLP

Greenwood Village, Colorado
June 7, 2005

AGRIUM U.S.
RETAIL 401(k) SAVINGS PLAN
Statements of Net Assets Available for Plan Benefits
As of December 31
(U.S. dollars)

	2004	2003
Assets
Investments, at fair value (note 5):
Collective trust	$24,087,876	$22,105,938
Mutual funds	68,504,678	56,742,083
Agrium Inc. common stock	8,359,858	7,802,610
Participant loans	2,810,170	2,555,334

Total investments	103,762,582	89,205,965

Receivables:
Participant contributions	—	1,587
Employer contributions	2,941,283	2,690,705
Loan repayment	—	6

Total receivables	2,941,283	2,692,298

Total assets	106,703,865	91,898,263

Liabilities
Operating payables	319,669	—
Excess contributions due to participants (note 1)	85,888	110,048

Total liabilities	405,557	110,048

Net assets available for plan benefits	$106,298,308	$91,788,215

See accompanying notes to financial statements

AGRIUM U.S. INC.
RETAIL 401(k) SAVINGS PLAN
Statement Of Changes In Net Assets Available For Plan Benefits
Year Ended December 31
(U.S. dollars)

2004
Additions

Additions to net assets attributed to:
Net realized and unrealized appreciation in fair value of investments	$5,069,084
Interest and dividends	1,932,352

7,001,436

Contributions:
Participants	6,055,978
Employer	6,424,287

12,480,265

Total additions	19,481,701

Deductions and transfers
Deductions and transfers attributed to:
Distributions paid to participants	4,960,793
Other, net	10,815

Total deductions	4,971,608

Net increase	14,510,093

Net assets available for plan benefits:
Beginning of year	91,788,215

End of year	$106,298,308

See accompanying notes to financial statements

AGRIUM U.S.
RETAIL 401(k) SAVINGS PLAN
Notes to the Financial Statements
December 31, 2004 and 2003
(U.S. dollars)

1.	PLAN DESCRIPTION

The following description of the Agrium U.S. Retail 401(k) Savings Plan (the Plan) is provided for general information purposes only. Participants should refer to the Plan agreement for a more complete description of the Plan’s provisions. The Plan sponsor, Western Farm Service, Inc. (the Company) is a subsidiary of Agrium U.S. Inc., a subsidiary of Agrium Inc. (Agrium).

The Plan is a defined contribution plan established for the benefit of eligible employees of the Company and is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

(a)	Participant Eligibility and Contributions

Under the Plan, all full-time employees are eligible to immediately participate in the Plan. All employees not designated as full-time require 1,000 hours for participation. The Plan is administered by a committee of three or more persons appointed by the Company’s board of directors (the Plan Committee).

Participants can elect to contribute up to 16% of their annual compensation, subject to the limits established by Internal Revenue Service (IRS) guidelines ($13,000 – 2004). Participants may also contribute amounts representing distributions from other qualified defined benefit or contribution plans. All eligible participants receive a basic Company contribution equal to two percent of their total compensation, as defined in the Plan, subject to IRS limits, without regard to any participant election to contribute to the Plan. In addition, the Company makes a matching contribution in an amount equal to 100% of the first two percent of the participants’ elective compensation contributions. The Plan also provides that the Company, at its discretion, may make additional contributions, which, if made, are allocated among all active participants based upon each participant’s contributions for the year.

Effective January 1, 2005, the Plan was amended whereby the basic 2% Company contribution was eliminated and the Company matching contribution was increased from the first 2% to the first 4% of the participants’ elective compensation contributions. In addition, participants can elect to contribute up to 30% of their annual compensation, subject to IRS limitations. The vesting schedule was also revised whereby Company matching contributions (and associated earnings) made after 2004 are now 100% vested without regard to participants’ years of service. However, discretionary company additional contributions and associated earnings continue to be vested at 50% for participants with less than three years of service. See the following note (b) on vesting.

AGRIUM U.S.
RETAIL 401(k) SAVINGS PLAN
Notes to the Financial Statements
December 31, 2004 and 2003
(U.S. dollars)

(b)	Vesting

Participant contributions to the Plan and earnings thereon are fully vested at all times. Company contributions to the Plan before 2005 and earnings thereon vest to the participants based upon their years of service as follows:

Years of Service	Vesting percentage
Less than 3	50%
3 or more	100%

Participants are 100% vested upon reaching age 65, death, or upon plan termination, regardless of the participant’s years of service. Terminated participants forfeit nonvested amounts. Forfeitures are accumulated during the Plan year and are used to reduce Company contributions, or pay Plan administrative expenses. Forfeited amounts totaled $69,310 for the year ended December 31, 2004.

(c)	Participant Accounts

Each participant’s account is credited with the participant’s contribution and allocations of (a) the Company’s contributions and (b) Plan earnings and losses, and charged with an allocation of administrative expenses. Allocations are based on participant earnings or account balances, as defined. The benefit a participant is entitled to is the benefit that can be provided from the participant’s vested account.

(d)	Distributions

Distributions from the Plan may be made to a participant upon death, total disability, retirement, termination of employment, or financial hardship. Company contributions, if any, are subject to certain forfeiture provisions. The average deferral percentage of certain highly compensated employees exceeded that of non-highly compensated employees by more than the amount permitted by Section 401(K) of the Internal Revenue Code (IRC) for the Plan years ended December 31, 2004 and 2003. Plan assets in the amount of $85,888 and $110,048, respectively, were identified as excess salary deferrals for highly compensated employees and have been reflected as a liability payable to these participants at December 31, 2004 and 2003.

(e)	Investment Options

Upon enrollment in the Plan, a participant may direct employee contributions in even multiples of one percent of the total participant’s contribution in any of the following investment options:

AGRIUM U.S.
RETAIL 401(k) SAVINGS PLAN
Notes to the Financial Statements
December 31, 2004 and 2003
(U.S. dollars)

Agrium Inc. Common Stock – Funds are invested in common stock of Agrium Inc.

SEI Stable Asset GIC Fund – The fund invests primarily in a diversified portfolio of guaranteed investment contracts (GIC’s) issued by major life insurance companies and money centre banks. The fund seeks to provide current income with the preservation of capital.

SEI Core Fixed Income Fund – The fund invests primarily in a broadly diversified portfolio of US fixed income securities issued by the US government and its agencies, along with investment grade corporate bonds and mortgage-backed securities. The fund seeks to provide a broad level of diversification and current income in U.S. fixed income securities.

SEI S&P 500 Index Fund – The fund invests primarily in common stocks that replicate the investments results of the Standard & Poor’s 500 Composite Stock Price Index.

SEI Large Cap Value Fund – The fund invests in large company stocks with a value style. The fund seeks to provide a broad level of diversification in large capitalization stocks in a risk-controlled framework, which includes stocks with value characteristics.

SEI Large Cap Growth Fund – The fund invests in large company stocks with a growth style. The fund seeks to provide a broad level of diversification in large capitalization stocks in a risk-controlled framework, which includes stocks with growth characteristics.

SEI Small Cap Value Fund – The fund invests in U.S. small company stocks with a value style. The fund seeks to provide a broad level of diversification in U.S. small capitalization stocks in a risk-controlled framework, which includes stocks with value characteristics.

SEI Small Cap Growth Fund – The fund invests in U.S. small company stocks with a growth style. The fund seeks to provide a broad level of diversification in U.S. small capitalization stocks in a risk-controlled framework, which includes stocks with growth characteristics.

SEI International Equity Fund – The fund seeks to provide a broad level of diversification in international equity securities in a risk-controlled framework by investing in equity securities of issuers in developed non-U.S. markets.

SEI Diversified Conservative Fund – The fund includes significant allocations to fixed income funds and moderate allocations to equity funds. The fund seeks to provide current income with the opportunity for capital growth through participation in the U.S. and international equity markets.

SEI Diversified Moderate Growth Fund – The fund invests in both equity and fixed income funds. The fund seeks to provide long-term growth of capital with a limited level of current income. Funds are invested 60% in equity, both U.S. and international, and 40% in fixed income funds.

AGRIUM U.S.
RETAIL 401(k) SAVINGS PLAN
Notes to the Financial Statements
December 31, 2004 and 2003
(U.S. dollars)

SEI Diversified Global Stock Fund – The fund invests almost exclusively in stock funds, and U.S. and non-U.S. equities. The fund may invest up to 39% of its total assets in international equity markets. The fund seeks long-term capital growth through participation in the U.S. and international equity markets.

See note 5 for the detail of investments that exceeded five percent of net assets available for benefits as of December 31, 2004 and 2003.

(f)	Administrative Expenses

For the Plan year ended December 31, 2004, certain Plan administrative expenses were paid directly from forfeited amounts. All other Plan expenses incurred in this period were paid from Plan assets.

(g)	Participant Loans

Participants are allowed to borrow up to 50% of their account balance, with a maximum loan amount of $50,000. Participant loans have terms ranging from one to five years. The loans are secured by the balance in the participant’s account and bear interest at prevailing market rates, as determined by the Plan administrator. Interest rates on participant loans range from 5.0% to 10.5%.

2.	SIGNIFICANT ACCOUNTING POLICIES

(a)	Basis of Presentation

The accompanying financial statements have been prepared using the accrual basis of accounting.

(b)	Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of changes in net assets during the reporting period. Actual results could differ from those estimates.

AGRIUM U.S.
RETAIL 401(k) SAVINGS PLAN
Notes to the Financial Statements
December 31, 2004 and 2003
(U.S. dollars)

(c)	Distributions

Distributions are recorded when paid.

(d)	Valuation of Investments

Investments in mutual funds, collective trust funds and common stocks are valued at fair value determined by the quoted market price. Participant loans are valued at principal balance, which approximates fair value. Investment transactions are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

3.	TAX STATUS

The Internal Revenue Service (IRS) has determined and informed the Company by a letter dated October 28, 2002, that the Plan and related trust are designed in accordance with applicable sections of the Internal Revenue Code (IRC).

4.	PLAN TERMINATION

Although the Company has not expressed any intent to terminate the Plan, it retains the right under the Plan to terminate the Plan subject to the provisions of ERISA. In the event of termination, participants would become fully vested in their accounts. The Plan provides that upon termination of the Plan, the net assets would be allocated among its participants and beneficiaries in accordance with the provisions of the Plan.

AGRIUM U.S.
RETAIL 401(k) SAVINGS PLAN
Notes to the Financial Statements
December 31, 2004 and 2003
(U.S. dollars)

5.	INVESTMENTS

	December 31,
	2004	2003
Investment securities representing five percent or more of net assets available for plan benefits:
SEI Stable Asset Fund	$24,087,876	$22,105,938
SEI Large Cap Growth Fund	18,969,583	17,294,141
SEI Diversified Moderate Growth Fund	14,046,959	12,615,334
SEI Core Fixed Income Fund	10,201,128	9,262,097
Agrium Inc. Common Stock	8,359,858	7,802,610
SEI S&P 500 Index Fund	6,123,986	5,047,226
SEI Small Cap Value Fund	5,813,715	—

	$87,603,105	$74,127,346

Investment securities representing less than five percent of net assets available for plan benefits:
SEI Large Cap Value Fund	$5,103,172	$3,537,967
SEI Small Cap Value Fund	—	3,473,278
SEI Small Cap Growth Fund	4,000,569	2,862,122
Participant loans	2,810,170	2,555,334
SEI International Equity Fund	2,019,247	1,423,835
SEI Diversified Global Stock Fund	1,169,758	731,686
SEI Diversified Conservative Fund	1,056,561	494,397
	$16,159,477	$15,078,619

Total Investments	$103,762,582	$89,205,965

During 2004, the Plan’s investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated in value as follows:

Mutual Funds	$4,334,872
SEI Stable Asset Fund	387,322
Agrium Inc. Common Stock	346,890

$5,069,084

6.	RISKS AND UNCERTAINTIES

The Plan invests in mutual funds and other investment securities. Investments in general are exposed to various risks, such as significant world events, interest rate, credit and overall market volatility risk. Due to the level of risk associated with certain investments, it is reasonably possible that changes in the value of investments will occur in the near term and that such changes could materially affect the amounts reported in the statements of net assets available for benefit.

AGRIUM U.S.
RETAIL 401(k) SAVINGS PLAN
Schedule H, line 4i – Schedule of Assets (Held at End of Year)
As of December 31, 2004
(U.S. dollars)

(a)	(b) Identity of Issuer	(c) Description of investment	(e) Current Value
*	SEI Stable Asset Fund	Guaranteed Interest Contract	$24,087,876
*	SEI Large Cap Growth Fund	Mutual Fund	18,969,583
*	SEI Diversified Moderate Growth Fund	Mutual Fund	14,046,959
*	SEI Core Fixed Income Fund	Mutual Fund	10,201,128
*	Agrium Inc.	Common Stock	8,359,858
*	SEI S&P 500 Index Fund	Mutual Fund	6,123,986
*	SEI Small Cap Value Fund	Mutual Fund	5,813,715
*	SEI Large Cap Value Fund	Mutual Fund	5,103,172
*	SEI Small Cap Growth Fund	Mutual Fund	4,000,569
	Participant loans, interest rates from 5.0% to 10.5%, secured by participant’s vested account	Participant Loan	2,810,170
*	SEI International Equity Fund	Mutual Fund	2,019,247
*	SEI Diversified Global Stock Fund	Mutual Fund	1,169,758
*	SEI Diversified Conservative Fund	Mutual Fund	1,056,561

	Total assets held at end of year		$103,762,582

*Identified party-in-interest

Note: Information on cost of the investments is excluded, as all investments are participant directed.

See accompanying report of independent registered public accounting firm.

SIGNATURE

THE PLAN. Pursuant to the requirements of the Securities Exchange Act of 1934, Agrium U.S. has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

Dated: June 27, 2005	AGRIUM U.S. RETAIL 401(k) SAVINGS PLAN
	By:	AGRIUM U.S. INC.
/s/ Richard L. Gearheard
Richard L. Gearheard President

AGRIUM U.S.
RETAIL 401(k) SAVINGS PLAN

EXHIBIT INDEX

Exhibit 23.1 Consent of Independent Registered Public Accounting Firm to incorporation by reference in Form S-8